UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Gaotu Techedu Inc.

(Name of Issuer)

Class A ordinary shares, par value of $0.0001 per share

(Title of Class of Securities)

36257Y 109**

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** CUSIP number 36257Y 109 has been assigned to the American Depositary Shares (“ADSs”) of Gaotu Techedu Inc. (the “Issuer”), which are quoted on The New York Stock Exchange under the symbol “GOTU.” Every three ADSs represent two Class A ordinary shares of the Issuer. The CUSIP number of the Class A ordinary shares is G4165J 104.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Larry Xiangdong Chen
2	Check the Appropriate Box if a Member of a Group (a)  (b) 
3	SEC Use Only
4	Citizenship People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 81,619,817(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 81,619,817(1)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 81,619,817(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares 
11	Percent of Class Represented by Amount in Row (9) 48.1%. The voting power of the shares beneficially owned represent 89.4% of the total outstanding voting power.(2)
12	Type of Reporting Person IN

____________

(1) Represents 73,305,288 Class B ordinary shares and 800,000 Class A ordinary shares held by Ebetter International Group Limited, a British Virgin Islands company, and 7,514,529 Class A ordinary shares represented by 11,271,794 ADSs held by Mr. Larry Xiangdong Chen. Ebetter International Group Limited is ultimately owned by The Better Learner Trust, a trust established under the laws of the Cayman Islands and managed by Cantrust (Far East) Limited as the trustee. Mr. Larry Xiangdong Chen is the settlor of The Better Learner Trust, and he and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Larry Xiangdong Chen has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares of the Issuer held by Ebetter International Group Limited. Mr. Larry Xiangdong Chen is the sole director of Ebetter International Group Limited. The registered address of Ebetter International Group Limited is at the offices of OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. The business address of Mr. Larry Xiangdong Chen is Pactera Building, 10 Xibeiwang East Road, Haidian District, Beijing 100193, People’s Republic of China.

(2) The percentage of class of securities beneficially owned by the reporting person and the voting power represented thereby are based on a total of 169,556,395 issued and outstanding ordinary shares (being the sum of 96,251,107 Class A ordinary shares, and 73,305,288 Class B ordinary shares) as of September 30, 2024. Each Class A ordinary share is entitled to one vote per share, and each Class B ordinary share is entitled to ten votes per share.

1	Name of Reporting Person Ebetter International Group Limited
2	Check the Appropriate Box if a Member of a Group (a)  (b) 
3	SEC Use Only
4	Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 74,105,288(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 74,105,288(1)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 74,105,288(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares 
11	Percent of Class Represented by Amount in Row (9) 43.7%. The voting power of the shares beneficially owned represent 88.5% of the total outstanding voting power.(2)
12	Type of Reporting Person CO

____________

(1) Represents 73,305,288 Class B ordinary shares and 800,000 Class A ordinary shares held by Ebetter International Group Limited, a British Virgin Islands company. The registered address of Ebetter International Group Limited is at the offices of OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

(2) The percentage of class of securities beneficially owned by the reporting person and the voting power represented thereby are based on a total of 169,556,395 issued and outstanding ordinary shares (being the sum of 96,251,107 Class A ordinary shares, and 73,305,288 Class B ordinary shares) as of September 30, 2024. Each Class A ordinary share is entitled to one vote per share, and each Class B ordinary share is entitled to ten votes per share.

Item 1(a). Name of Issuer:

Gaotu Techedu Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

Pactera Building, 10 Xibeiwang East Road

Haidian District, Beijing 100193

People’s Republic of China

Item 2(a). Name of Person Filing:

Larry Xiangdong Chen

Ebetter International Group Limited

Item 2(b). Address of Principal Business Office, or, if none, Residence:

Larry Xiangdong Chen

Pactera Building, 10 Xibeiwang East Road

Haidian District, Beijing 100193

People’s Republic of China

Ebetter International Group Limited
OMC Chambers, Wickhams Cay 1
Road Town, Tortola, British Virgin Islands

Item 2(c). Citizenship:

Larry Xiangdong Chen — People’s Republic of China

Ebetter International Group Limited — British Virgin Islands

Item 2(d). Title of Class of Securities:

Ordinary shares, par value $0.0001 per share, of the Issuer

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to conversion rights and voting rights. Each Class B ordinary share is convertible at the option of the holder at any time into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance. Each Class B ordinary share is entitled to ten (10) votes per share, whereas each Class A ordinary share is entitled to one vote per share.

Item 2(e). CUSIP No.:

36257Y 109

This CUSIP number applies to the ADSs, every three ADSs representing two Class A ordinary shares of the Issuer. The CUSIP number of Class A ordinary shares is G4165J 104.

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d -2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4. Ownership:

The following information with respect to the ownership of the ordinary shares of the Issuer by each of the reporting persons is provided as of September 30, 2024:

	Amount beneficially owned	Percent of class	Percent of aggregate voting power	Sole power to vote or direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Larry Xiangdong Chen	81,619,817(1)	48.1%(2)	89.4%(3)	81,619,817 (1)	0	81,619,817 (1)	0
Ebetter International Group Limited	74,105,288(4)	43.7%(2)	88.5%(3)	74,105,288(4)	0	74,105,288(4)	0

(1)
Represents 73,305,288 Class B ordinary shares and 800,000 Class A ordinary shares held by Ebetter International Group Limited, a British Virgin Islands company, and 7,514,529 Class A ordinary shares represented by 11,271,794 ADSs held by Mr. Larry Xiangdong Chen. Ebetter International Group Limited is ultimately owned by The Better Learner Trust, a trust established under the laws of the Cayman Islands and managed by Cantrust (Far East) Limited as the trustee. Mr. Larry Xiangdong Chen is the settlor of The Better Learner Trust, and he and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Larry Xiangdong Chen has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares of the Issuer held by Ebetter International Group Limited. Mr. Larry Xiangdong Chen is the sole director of Ebetter International Group Limited.
(2)
The percentage of the class of securities beneficially owned by each reporting person is based on a total of 169,556,395 issued and outstanding ordinary shares, being the sum of 96,251,107 Class A ordinary shares and 73,305,288 Class B ordinary shares, as of September 30, 2024. In computing the percentage ownership of the reporting persons, we have included shares that the reporting persons have the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security, after September 30, 2024.
(3)
For each reporting person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by such reporting person by the voting power of all of the Issuer’s issued and outstanding Class A ordinary shares and Class B ordinary shares as of September 30, 2024.
(4)
Represents 73,305,288 Class B ordinary shares and 800,000 Class A ordinary shares held by Ebetter International Group Limited, a British Virgin Islands company.

Item 5. Ownership of Five Percent or Less of a Class:

Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable

Item 8. Identification and Classification of Members of the Group:

Not applicable

Item 9. Notice of Dissolution of Group:

Not applicable

Item 10. Certifications:

Not applicable

LIST OF EXHIBITS

Exhibit 99.1 — Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to Schedule 13G filed on February 5, 2020 by the reporting persons with the Securities and Exchange Commission)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 27, 2024

Larry Xiangdong Chen
/s/ Larry Xiangdong Chen

Ebetter International Group Limited
By:	/s/ Larry Xiangdong Chen
Name:	Larry Xiangdong Chen
Title:	Director

[Signature Page to Schedule 13G/A]